Exhibit 99.1

PRESS RELEASE

Affimed Announces Positive Data for AFM24 in Combination with the PD-L1

Checkpoint Inhibitor Atezolizumab in Heavily Pre-treated EGFR-Wildtype Non-Small

Cell Lung Cancer Patients

•	Data update from AFM24-102 Phase 1/2a combination study includes 15 heavily pre-treated patients from the EGFR-wildtype non-small cell lung cancer (NSCLC) expansion cohort

•

Responses observed in 4 of 15 patients, including 1 confirmed partial response (PR), 1 unconfirmed complete response (CR) awaiting confirmation, 2 unconfirmed PRs awaiting confirmation; an additional 7 of 15 patients exhibiting stable disease (SD) leading to a disease control rate of 73%

•	Tumor shrinkage observed in 7 of 15 (47%) patients

•	All patients were pretreated with and ultimately progressed while on PD-[L]1 targeting therapy

•	The majority of patients experienced only mild to moderate treatment-related adverse events, confirming a well-manageable safety profile in combination with atezolizumab

•	Company to host a conference call / webcast today at 4:30 p.m. EST to discuss the data

Mannheim, Germany, December 11, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced interim safety and efficacy data on its innate cell engager (ICE®) AFM24 from the ongoing AFM24-102 combination study with atezolizumab, an anti-PD-L1 checkpoint inhibitor, in patients with advanced EGFR-expressing solid tumors. The data update as of December 6th, 2023, includes 15 patients from the EGFR-wildtype NSCLC cohort with a median of 2 prior lines of therapy. Importantly, all patients were pretreated with and ultimately progressed while on PD-[L]1 targeting therapy.

The combination of AFM24 with atezolizumab showed encouraging signals of clinical activity, including 1 unconfirmed CR, 3 PRs (1 confirmed, 2 unconfirmed) and 7 patients exhibiting SD. All eleven patients with a confirmed response, unconfirmed response or stable disease (73%) are continuing treatment, with 4 patients exceeding 3 months of therapy; 2 patients improved from SD at the first scan to PR at the second scan based on RECIST criteria.

“Most patients with advanced NSCLC will need additional treatment after first-line therapy, and currently available options for patients in the 2L+ setting provide only modest response rates and short progression-free survival,” said Dr. Andreas Harstrick, Chief Medical Officer at Affimed. “Given the severity of this cancer and the urgent need for new treatments, we are very encouraged by the early safety and efficacy results demonstrated by the combination of AFM24 and atezolizumab in this cohort. We look forward to seeing the data in this cohort mature as well as to sharing data from the EGFR-mutant NSCLC cohort, anticipated in the first half of 2024.”

Affimed’s ICE® AFM24, in combination with atezolizumab, has the potential to reactivate the innate and consequently the adaptive immune system to recognize and destroy EGFR-positive NSCLC tumors. Considering the low ORR reported on atezolizumab monotherapy in checkpoint inhibitor—relapsing and refractory patients, Affimed believes the clinical activity observed in AFM24-102 is likely due to the synergy of AFM24 with atezolizumab.

AFM24 has demonstrated a positive safety and tolerability profile as both a monotherapy and in combination therapy. The combination with atezolizumab has not led to unexpected toxicity, and the toxicity observed to date is in line with the toxicity profile of the individual agents alone. The majority of patients experienced only mild to moderate treatment-related adverse events.

Affimed also announced that it has discontinued enrollment in AFM24-102 into the gastric cancer cohort and the basket cohort evaluating pancreatic cancer, biliary tract cancer and hepatocellular carcinoma. While clinical activity was observed in both cohorts, neither cohort is likely to achieve response rates that would meet the Company’s efficacy hurdle and the Company’s strategic focus is to advance the NSCLC program as fast as possible.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link https://register.vevent.com/register/BIb2258d6c5f5a474cad74869a7b7b1bb5, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About the AFM24-102 Phase 1/2a Study

AFM24-102 is a Phase 1/2a open-label, non-randomized, multicenter, dose escalation, and expansion study evaluating AFM24 in combination with atezolizumab in patients with selected EGRF-expressing advanced solid malignancies whose disease has progressed after treatment with previous anticancer therapies (NCT05109442).

The Company also announced data from the phase 1/2 data study of acimtamig in combination with allogeneic NK in relapsed/refractory Hodgkin Lymphoma patients conducted at the University of Texas MD Anderson Cancer Center. The Company will host a call today at 1:30 p.m. PST / 4:30 p.m. EST / 22:30 CET to discuss both the acimtamig and AFM24 clinical data updates and to provide an update on the status of the acimtamig LuminICE-203 study, AFM13-104.

About AFM24

AFM24 is a tetravalent, bispecific innate cell engager (ICE®) that activates the innate immune system by binding to CD16A on innate immune cells and EGFR, a protein widely expressed on solid tumors, to kill cancer cells. Generated by Affimed’s fit-for-purpose ROCK® platform, AFM24 represents a distinctive mechanism of action that uses EGFR as a docking site to engage innate immune cells for tumor cell killing through antibody-dependent cellular cytotoxicity and antibody-dependent cellular phagocytosis.

In addition to studying AMF24 in combination with the checkpoint inhibitor atezolizumab, Affimed is also evaluating options for a combination of AFM24 with an allogeneic off-the-shelf NK cell product that the Company expects to be well suited for heavily pretreated patient populations.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Mannheim, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com